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                              FOR:   COACH USA, INC.

                      APPROVED BY:   Larry King, Chairman and CEO
                                     Robert Womack, Senior VP and CFO
                                     One Riverway, Suite 500
                                     Houston, TX  77056-1921
                                     1(888) COACH-US

                          CONTACT: David Stutts, VP - Financial Administration 1(888) COACH-US

                                     Betsy Brod/Jonathan Schaffer
                                     Investor Relations
                                     Media: Eileen King
                                     Morgen-Walke Associates, Inc.
FOR IMMEDIATE RELEASE                (212) 850-5600
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                 STAGECOACH HOLDINGS PLC ENTERS INTO DEFINITIVE
                      MERGER AGREEMENT WITH COACH USA, INC.

          ~ STAGECOACH TO ACQUIRE COACH USA FOR $42 PER SHARE IN CASH ~

         HOUSTON, TX - JUNE 14, 1999 - COACH USA, INC. ("COACH") (NYSE: CUI) AND STAGECOACH HOLDINGS PLC ("STAGECOACH") (LSE: SGC) today jointly announced that the two companies have signed a definitive merger agreement pursuant to which Stagecoach will acquire all of the outstanding common stock of Coach at a price of $42.00 per share in cash in a transaction valued at approximately $1.8 billion, including assumption of debt. The transaction has been approved unanimously by the Boards of Directors of both companies.

         Under the terms of the merger agreement, a subsidiary of Stagecoach will promptly commence a tender offer for all outstanding shares of Coach stock at a net price of $42.00 per share in cash. The tender offer is expected to commence on June 18, 1999. Any shares not purchased pursuant to the tender offer will be acquired in a subsequent merger at a price of $42.00 per share in cash as soon as practicable after completion of the tender offer. The merger agreement contains certain limited provisions that restrict the ability of the Coach Board of Directors to have discussions or negotiate with other interested parties.

          In connection with the execution of the merger agreement, Stagecoach entered into tender agreements with the Directors of Coach who collectively own approximately 8% of the outstanding Coach shares, pursuant to which such Directors agreed, among other things, to tender their shares in the offer and not to withdraw such shares during the term of the merger agreement.

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STAGECOACH HOLDINGS ENTERS INTO DEFINITIVE MERGER AGREEMENT WITH COACH USA
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         Completion of the tender offer is subject to customary conditions, including the acquisition by Stagecoach of a majority of Coach's common shares on a fully diluted basis, receipt of necessary governmental approvals, including approval from the US Surface Transportation Board (as explained below), the expiration of applicable waiting periods under the Hart-Scott-Rodino Act, and the approval of Stagecoach's shareholders. The holders of approximately 24% of Stagecoach's outstanding shares have already agreed to vote in favor of the transaction. The merger agreement is not subject to a financing contingency.

         The tender offer will be subject to receipt of informal approval by the staff of the US Surface Transportation Board ("US STB") of a required voting trust agreement. Coach shares acquired by Stagecoach in the tender offer and the merger will be placed in the voting trust pending full approval by the US STB. However, other than the informal approval of the voting trust agreement, US STB approval will not be a condition to the transaction.

         The merger agreement provides for the payment to Stagecoach of a fee of $35 million if the merger agreement is terminated in certain circumstances. The merger agreement also provides for a termination fee of $25 million to be paid to Coach following, in certain circumstances, a change in the recommendation of the Stagecoach Board to Stagecoach shareholders to vote in favor of the acquisition.

         J.P. Morgan, which is also acting as dealer manager in connection with the tender offer, and Noble Grossart Limited advised Stagecoach. Morgan Stanley Dean Witter acted as Coach's financial adviser in connection with the transaction. Morgan Stanley has delivered to the Coach Board of Directors a written opinion to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $42.00 per share cash consideration to be received in the tender offer and the merger by holders of Coach common stock was fair, from a financial point of view, to such holders.

         Brian Souter, Chairman of Stagecoach, said, "I am delighted that we are entering the North American market at a relatively early stage in its consolidation with the prospect of exciting growth opportunities. In Coach USA we are acquiring an excellent company which has already built a strong position and brand in North America. Our two companies have a shared background of successful growth by acquisition and we have found a high degree of compatibility between the two management teams."

         Larry King, Chairman and Chief Executive Officer of Coach, said, "I believe that in Stagecoach we have identified the ideal partner who can provide the financial flexibility and resources to support our next growth phase. The Coach USA management team will be remaining in place going forward. We are excited about working alongside the management of Stagecoach to meet our collective objectives in North America."


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STAGECOACH HOLDINGS ENTERS INTO DEFINITIVE MERGER AGREEMENT WITH COACH USA
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         Stagecoach is an international passenger transportation company headquartered in Perth, Scotland. Stagecoach operates bus, train and airport businesses in the United Kingdom, buses and ferries in New Zealand, buses in Sweden, Finland, Portugal, Australia, Hong Kong and China together with associated undertakings in railways in the United Kingdom and toll roads in China. The Stagecoach group employs approximately 37,000 people worldwide, with annual revenues of approximately $2.5 billion.

         Coach USA is the leading provider of motorcoach, airport shuttle and taxi services in North America. Through over 120 cities in 33 states, provinces and territories, Coach USA's services include motorcoach charters, sightseeing and tours, contract services for municipalities and corporations, commuter transportation, airport shuttles and taxis. Coach USA employs approximately 12,500 people, with reported revenues of approximately $804 million in 1998.

         Note: This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current plans and expectations of Coach USA, Inc. and involve risks and uncertainties that could cause actual future results to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, among others, risks that no transaction will occur and other risks associated with possible business combination transactions.

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